Park View OZ REIT Inc

One Beacon Street

32nd Floor

Boston, MA 02108

November 12, 2020

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Re:	Park View OZ REIT Inc
Offering Statement on Form 1-A
Filed October 7, 2020
File No. 024-11337

Dear Sir or Madam:

Park View OZ REIT Inc (“Park View”) received your correspondence dated November 3, 2020 regarding comments on Park View’s Form 1-A as filed on October 7, 2020 (the “Form 1-A”). This letter responds to your comments listed in your November 3, 2020 letter. We have repeated your comments in italics and then provided our response below each comment.

Form 1-A

General

Comment No. 1     We note your disclosure regarding your extensive prior investment management and real estate investment experience. Please provide the disclosure required by Industry Guide 5, including prior performance disclosure, or advise. For guidance, refer to Release No. 33- 6900 (June 17, 1991) and CF Disclosure Guidance: Topic No. 6 (July 16, 2013).

Response:     We have revised our disclosure on Form 1-A regarding management’s prior investment management and real estate investment experience on pages ii, 2, 3, 6, 14, 15, 60, 76, 78, and 82 to clarify that the Company’s board of directors and advisors are those with the relevant real estate experience, but such persons are not considered “promoters” of the Company as defined in Rule 405 of the Securities Act of 1933, as amended, and therefore, we have not included any discussion of their prior performance. The CEO and CFO are considered promoters as they are the founders of the Company but because their experience in real estate or real estate assets does not meet industry Guide 5 disclosure requirements, we have not included any disclosure of prior performance.

Comment No. 2     Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions.

Response:     The Company has reviewed the applicability of the tender offer rules to its stockholder redemption plan, including Regulation 14E, and acknowledges that it is responsible for analyzing the applicability of such rules to its stockholder redemption plan.  The Company will contact the Division’s Office of Mergers and Acquisitions if it has any questions about the tender offer rules.

Comment No. 3     We note that you may conduct a share repurchase program during the offering period. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response:     The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its stock repurchase program. The Company will contact the Division of Trading and Markets if it has any questions regarding whether the Company’s program is entirely consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

Comment No. 4     We note your disclosure that closings of the sale of your shares will occur quarterly and that acceptance of subscriptions is subject to the company’s discretion based upon the company’s determination of meeting the 90% asset requirement. Please describe in greater detail the mechanics of the closings, including how and when investors would be notified of acceptance and what rights subscribers may have after remitting payment, but prior to a closing. Also provide us your analysis as to whether your offering would constitute a delayed offering. Refer to Rule 251(d)(3)(i)(F).

Response:     The Company has clarified its disclosure on pages 8, 137, 138, and 140 to describe the process by which the investors will be notified if the acceptance of their subscription will be postponed. We further clarified what rights the investors have during the postponement period and the price at which those investors whose subscriptions have been postponed will be able to purchase their shares of our common stock, which is the price in effect as of the date on which the investor’s subscription is initially submitted. The Company believes it may be necessary to postpone acceptance of certain of the investments so that the Company will remain in compliance with the asset requirements of a qualified opportunity fund.  If at any time the Company determines that cash is “qualified opportunity zone property” then it will accept all qualified subscriptions at the time of submission of those subscriptions.

Rule 251(d)(3)(i)(F) permits continuous or delayed offerings under Regulation A if the offering of securities will, in pertinent part, “be made on a continuous basis.”  The Company believes that even though the closings of the sales of its common stock may be postponed from quarter to quarter as necessary to protect the Company’s status as a “qualified opportunity fund,” the Company will nonetheless continuously solicit offers to purchase common stock in the offering from prospective investors.  While sales may close several months following the submission of a subscription agreement, the Company will actively pursue prospective investors on a daily basis and the investors may continuously indicate their interest to purchase the Company’s common stock by submitting subscription agreements at any time until the offering is fully subscribed or terminated.

Comment No. 5     We note that you intend to price your shares quarterly based on NAV. Please clarify when you intend to begin pricing shares at NAV and provide us, on a supplemental basis, with your template for future NAV disclosures.

Response:     We will offer our shares at $100.00 per share for the first 12 months following qualification of this offering by the SEC. Any shares offered thereafter would be adjusted quarterly to match the NAV. We have revised language to clarify this policy on pages iii, iv, v, 7, 8, 18, 35, 41, 86, and 137.

The Company is supplementally submitting the template that it intends to use for future NAV disclosures, attached as Appendix A to this letter.

Cover Page

Comment No. 6     We note your disclosure that: "As a result of this Regulation A offering, [your] shares will be fully tradable" and that you intend to "list [your] shares on a securities exchange as soon as is practical." Please clarify whether you currently meet the requirements for your shares to be listed on an exchange and what actions, if any, you plan to take in order to meet such requirements.

Response:     The Company does not meet the requirements of listing on Nasdaq or NYSE at this time, nor is there any guarantee the Company will meet them in the future. We will need to achieve minimum thresholds for several metrics including the number of round lot shareholders and total assets and we plan to do so through the subscription of new investors over time.

In the interim, the Company may seek to have its common stock quoted on the OTCQX marketplace or another secondary market upon the completion of this offering. If a secondary trading market does develop, we will terminate our stock redemption plan, as noted on pages iii and 3 as revised.

Comment No. 7     Please disclose the termination date of the offering. Refer to Rule 251(d)(3)(i)(F).

Response:     We have revised our disclosure on pages iii, 7, 12, 22, and 137 to state that the offering shall terminate on the earliest to occur of: (a) the date upon which the Company raises $50,000,000 in the offering; (b) 12 months from the date of qualification of this offering if we have not raised at least $1,000,000; (c) the date which is two years from the date of qualification of this offering (the “Termination Date”), provided that the Termination Date may be extended in compliance with Rule 251(d)(3)(i); or (d) the date the Manager elects to terminate the offering.

Exhibit 2B.1, page 24

Comment No. 8     We note your disclosure on pages 37 and 99 of your offering circular. Please revise Article XIV so that your disclosure is consistent with your disclosure in the offering circular, as it applies to claims under the Securities Act and Exchange Act. Further, please revise clause 12 of the Subscription Agreement to be consistent with your disclosure.

Response:     We have revised Article XIV of our Amended and Restated Bylaws as it applies to claims under the Securities Act and Exchange Act and clause 12 of the Subscription Agreement. The revised Amended and Restated Bylaws have been attached as an exhibit to the amended offering statement and the revised Subscription Agreement is attached as Appendix A. We have also revised our discussion regarding the same in the offering circular at pages 36-37.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 720-493-8078.

Respectfully submitted,

Park View OZ REIT Inc

/s/Michael Kelley

By: Michael Kelley

President & CEO

cc:      Victoria B. Bantz, Esq.

Appendix A

Park View OZ REIT Inc

Quarterly Pricing Supplement

As of               , 20 , our NAV per common share is $                          . This NAV per common share shall be effective through                                                                            , 20 , unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)		Month Day, Year		Month Day, Year
ASSETS:
Cash and cash equivalents
Interest receivable
Deferred offering costs
Total assets

LIABILITIES:
Accounts payable
Distribution payable
Accrued Expenses
Other Liabilities
Total liabilities
NET ASSETS	$		$
Net assets consist of:
Member’s Equity	$		$
Additional paid in capital
Retained earnings
NET ASSETS	$		$
NET ASSET VALUE PER SHARE	$		$

As described in “Valuation Policies” in our offering circular, 12 months from the date this offering circular is qualified by the SEC, our NAV per share will be calculated by our Manager at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. See “Plan of Operation---Valuation Policies” for more detail.

The calculation of our NAV per common share is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV per share may not fully reflect the precise amount that might be paid for your shares in a market transaction. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily so that the NAV per share in effect for any fiscal quarter may not reflect the amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per share to change by more than 10% would require a recalculation. We will disclose the updated price and the reason for the change in an offering circular supplement.

Our NAV per common share will also be available on the Park View OZ REIT website, www.parkviewozreit.com.

[Historical Share Pricing Information]*

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from , 20 to , 20

Date	NAV per share
, 20	$
, 20	$
, 20	$
, 20	$
, 20	$

*as applicable